Exhibit 99.1

Mobilicom Secures A $430,000 Repeat Order for Mobile Ground Control System

●	Mobile Ground Control Stations are a critical component of remote controlled weapons systems, one of the fastest growing segments in the defense industry

●	Mobilicom’s design win is heading into scale-up as customer’s remote controlled weapons system platform enters commercialization phase

Shoham, Israel, April 27, 2023 (GLOBE NEWSWIRE) --  Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and robust s solutions for drones and robotics, today announced a repeat purchase order for its Mobile Ground Control Systems from a cutting edge manufacturer of remote controlled weapons systems platforms.

Mobilicom’s Mobile Ground Control System

“Our work with this customer, a cutting-edge leader in the field of remote controlled weapons systems, is a great example of how our design wins lead to initial and follow-on purchase orders, with the subsequent potential of mass-scale commercial sales,” said Mobilicom CEO and Founder Oren Elkayam. “We have 44 design wins to date, and many, like this one, are expected to lead to commercial scale-up as our manufacturing customers successfully demonstrate and sell systems which integrate Mobilicom’s industry-leading solutions and systems.”

The remote controlled weapons system which integrated Mobilicom’s Ground Control Weapons Systems was successfully demonstrated to several militaries. Ramp-up of larger scale orders is expected from this customer as well as other prospective military customers.

Remote controlled weapons systems are one of the fastest growing segments of the defense industry, growing at a CAGR of 11% and projected to reach $20 billion by 2030. Use of these systems has increased as they are capable of protecting the weapons operator through remote control technologies and are equipped with light and medium caliber weapons on a broad range of crewed and uncrewed vehicles.

Mobilicom’s suite of handheld ruggedized Mobile Ground Control Stations support uncrewed autonomous vehicle operations with an advanced human interface that enables smart, effective, and easy control of uncrewed systems in complex situations and severe conditions.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust s solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com